20F ITEM 19 Exhibit 4.i

Kimber Resources Inc.
400 - 789 West Pender Street,
Vancouver, BC, Canada V6C 1H2

Tel: (604) 669-2251   Fax: (604) 669-8577   Email: kimber1@kimberresources.com

March 15, 2002

MICHAEL E. HOOLE
4776 Meadfeild Court
West Vancouver, British Columbia
V7W 2Y3

Dear Mr. Hoole,

As you are aware, Kimber Resources Inc. (the “Company”) proposes to carry out an initial public offering (an “IPO”) and become listed on the Canadian Venture Exchange (the “CDNX”). You have provided on-going management and legal services to the Company since 1998 and currently hold the position of Vice President and Secretary of the Company.

This letter will serve to confirm that the Company wishes to continue engaging your services upon the following terms:

(a)
You will be engaged by the Company to provide on-going legal and management services to the Company and will hold the position of Vice President and Secretary of the Company during the term hereof or until such position is changed by mutual agreement in writing.

(b)
During the term hereof you will devote not less than 60% of your working time to the affairs of the Company and commencing on the date the Company closes its IPO you will invoice the Company and be paid not more than the amount of $5000 per month, provided however, if the Company lacks adequate funding and has no reasonable expectations of obtaining the necessary funding to continue its exploration and development activities this amount may be reduced or eliminated unilaterally by the Company upon giving you not less than 30 days notice in writing.

(c)	You will be entitled to 15 days of paid time for vacation in each calendar year to be taken at a time or times reasonably acceptable to the Company.

(d)	This agreement will become effective on the date the Company closes its IPO and shall continue for a term of two (2) years thereafter.

(e)	The term of this agreement shall be reviewed annually and may be amended and/or extended from time to time by the mutual agreement of the parties in writing.

(f)	Notwithstanding the term of this agreement, you may at any time terminate this agreement by giving not less than 90 days notice in writing to the Company.

(g)
In the performance of legal and on-going management services to the Company hereunder you will be an independent contractor and not an employee of the Company. As such, you will have full and complete discretion in determining the manner, times and places for the performance of such services. As an independent contractor, you will be responsible for collecting and remitting applicable GST and the payment of all income taxes and Canada Pension Plan contributions attributable to any payments made pursuant to this Agreement or otherwise payable by you.

(h)
You agree during the term of this agreement and thereafter to indemnify and save harmless the Company from and against any and all manner of actions, claims and demands which may be made against them in respect of any fees, assessments, contributions, levies, rates, taxes or other charges made, demanded, assessed or otherwise claimed by any provincial or federal government or other body of competent jurisdiction in respect of any monies paid to you pursuant to this agreement.

If the terms of this letter are acceptable to you would you please sign and return the enclosed copy of this letter.

Yours truly,
Kimber Resources Inc.

per: “Luard Manning”
Luard Manning, Director

Accepted and agreed this 18th day of April, 2002

“M. E. Hoole”

Michael E. Hoole